SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“(Changes to Announced Disclosure) Notice of Change in Timing of Share Transfer Agreement of Greenko Energy and New Investments in AM Green”
2.	“Filing of Amendment Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 1, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

(Changes to Announced Disclosure)

Notice of Change in Timing of Share Transfer Agreement of Greenko Energy and New Investments in AM Green

TOKYO, Japan – April 1, 2025 – ORIX Corporation (“ORIX”) announced in the January 20, 2025 press release “ORIX Signs Share Transfer Agreement of Greenko Energy and New Investment in its Affiliate Company”*1 that it has decided to enter into a share transfer agreement to sell all shares of Greenko Energy Holdings (“Greenko”), an affiliate company of ORIX, to AM Green Power B.V., a wholly owned subsidiary of AM Green B.V. (“AMG”), which was established by the founders of Greenko and is a next generation energy company. Additionally, ORIX announced that it has decided to enter into an agreement to invest in the convertible note issued by AM Green (Luxembourg) S.à.r.l (“AMG Lux”), the parent company that holds all shares of AMG. Please note that the scheduled execution date of transactions under these agreements have been changed as follows.

1. Scheduled date of share transfer and convertible note investment

(Before change): March 31, 2025 (scheduled)

(After change): Mid-April, 2025 (scheduled)

2. Reason for changing the scheduled execution date

This agreement is subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. Approval under the Indian Competition Act was obtained on March 11, 2025. However, as the terms and conditions of financing for the transferee have not been satisfied as of this date, we have recently decided to change the scheduled execution date of this agreement.

3. Future Outlook

In our consolidated financial statements for the fiscal year ending March 31, 2025, ORIX had expected to record a gain on the sale of approximately ¥96.5 billion before costs are deducted. However, due to the change in the scheduled execution date, the gain is expected to be recorded in the fiscal year ending March 31, 2026. The forecast for net income for the fiscal year ending March 31, 2025, will also be affected, but we do not expect any significant change from the disclosed forecast. For this reason, we will not revise our earnings forecast and plan to announce our full-year results on May 12, 2025.

The full-year dividend forecast for the fiscal year ending March 31, 2025 remains unchanged from “the annual dividend is at the higher of either payout ratio of 39% or 98.60 yen per share.”*2 We will provide timely notification if there are any changes.

*1	ORIX Signs Share Transfer Agreement of Greenko Energy and New Investment in its Affiliate Company (January 20, 2025)
*2	Announcement Regarding Interim Dividend and Year-end Dividend Forecast for the Fiscal Year Ending March 31, 2025 (November 8, 2024)

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Filing of Amendment Extraordinary Report

TOKYO, Japan — April 1, 2025 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an amendment extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of affiliate (transfer of shares).

1.	Reason for Filing

On January 17, 2025, we decided to enter into a share transfer agreement (the “Agreement”) with AM Green Power B.V. (“AM Green Power”) and to transfer all of its shares in Greenko Energy Holdings, an affiliate of ORIX Corporation, to AM Green Power. The Agreement is subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. Approval under the Indian Competition Act was obtained on March 11, 2025. However, as the terms and conditions of financing for the transferee have not been satisfied as of this date, we have recently decided to change the scheduled execution date of the Agreement.

Accordingly, in order to amend some of the statements in the extraordinary report submitted on January 20, 2025 pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information, we have submitted the amendment extraordinary report pursuant to Article 24-5, Paragraph (5) of the Financial Instruments and Exchange Act.

2.	Section of the amendment

2. Description of Report

(2) Content of such event

(3) Impact of the event on income

3.	Details of the amendment

The underlined languages have been amended.

(Original)

2. Description of Report

(2) Content of such event

On January 17, 2025, we decided to enter into a share transfer agreement with AM Green Power B.V. (“AM Green Power”) and to transfer all of its shares in Greenko Energy Holdings, an affiliate of ORIX Corporation, to AM Green Power. The share transfer is scheduled to be completed on about March 31, 2025.

(3) Impact of the event on income

This transaction is subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. In addition, the amount of a gain on the sale may fluctuate due to factors such as exchange rate fluctuations. Therefore, the amount of the impact on the current business performance is undetermined.

If the sale price is estimated using the exchange rate as of January 16, 2025 (USD 1 = ¥156.46), we expect to record approximately ¥109.3 billion in gains on sales of affiliates as an extraordinary gain in the non-consolidated financial statements for the fiscal year ending March 31, 2025. In the consolidated financial statements for the fiscal year ending March 31, 2025, we expect to record approximately ¥96.5 billion in gains on sales of subsidiaries and equity method investments and liquidation losses, net.

If the conditions precedent is not satisfied or if the assumptions for the calculation of the gain on sale change significantly in the future, we will promptly disclose the matter.

(Amended)

2. Description of Report

(2) Content of such event

On January 17, 2025, we decided to enter into a share transfer agreement with AM Green Power B.V. (“AM Green Power”) and to transfer all of its shares in Greenko Energy Holdings, an affiliate of ORIX Corporation, to AM Green Power. The share transfer is scheduled to be completed in Mid-April, 2025.

(3) Impact of the event on income

This transaction is subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. In addition, the amount of a gain on the sale may fluctuate due to factors such as exchange rate fluctuations. Therefore, the amount of the impact on the current business performance is undetermined.

If the sale price is estimated using the exchange rate as of January 16, 2025 (USD 1 = ¥156.46), we expect to record approximately ¥109.3 billion in gains on sales of affiliates as an extraordinary gain in the non-consolidated financial statements for the fiscal year ending March 31, 2026. In the consolidated financial statements for the fiscal year ending March 31, 2026, we expect to record approximately ¥96.5 billion in gains on sales of subsidiaries and equity method investments and liquidation losses, net.

If the conditions precedent is not satisfied or if the assumptions for the calculation of the gain on sale change significantly in the future, we will promptly disclose the matter.